Exhibit 99.7

WORLDWIDE PETROLEUM CONSULTANTS ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS	CHAIRMAN & CEO	EXECUTIVE COMMITTEE
	C.H. (SCOTT) REES III	P. SCOTT FROST
	PRESIDENT & COO	J. CARTER HENSON. JR.
	DANNY D. SIMMONS	DAN PAUL SMITH
	EXECUTIVE VP	JOSEPH J. SPELLMAN
G. LANCE BINDER

Encana Corporation

4400, 500 Centre Street S.E.

Calgary, Alberta T2P 2S5

Canada

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to (A) the incorporation by reference in Encana Corporation’s Registration Statement on Form F-3 (File No. 333-187492); (B) the incorporation by reference in Encana Corporation’s Registration Statements on Form S-8 (File Nos. 333-124218, 333-85598, 333-140856, and 333-188758) and (C) the use and reference to our name in Encana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2014 (the “AIF”), and in Encana Corporation’s Registration Statement on Form F-10 (File No. 333-196927), and to the inclusion and incorporation by reference therein of information derived from (i) our reports evaluating a portion of Encana Corporation’s petroleum and natural gas reserves as at December 31, 2014, as described in the AIF, and (ii) our report dated June 4, 2014, evaluating crude oil, natural gas, and natural gas liquids reserves of certain south Texas assets as of December 31, 2013, acquired by Encana Corporation on June 20, 2014 (the “Eagle Ford Report”), which information concerning the reserves derived from the Eagle Ford Report is included in the Business Acquisition Report of Encana Corporation dated June 20, 2014.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas

March 3, 2015

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